BY EDGAR TRANSMISSION December 12, 2008 Ms. Christina DiAngelo Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Principal Funds, Inc. Response to SEC Staff Comments on: Registration Statements on Form N-14 Pursuant to Securities Act of 1933 Registration No. 333-155292

Dear Ms. DiAngelo:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on December 3, 2008, with respect to the Registrant’s Registration Statement on
Form N-14. As we discussed during our telephone conversation on December 3rd, changes in response to staff comments will be made by the Registrant in its Definitive Filing on Form 497 for
the Proxy Statement/Prospectus relating to the Reorganization of the Government & High Quality
Bond Fund into the Mortgage Securities Fund.

Comment 1. Disclose the estimated expenses of the reorganization to be borne by the Acquired
Fund in the section titled “The Reorganization”

Response. The estimated expenses have been disclosed.

Comment 2. Include the CDSC sales chare for Class J shares under section titled “Fees and
Expenses of the Funds”

Response. The sales charge information has been added.

Comment 3. Add footnote (6) to Mortgage Securities Fund Class J shares in the Annual Fund
Operating Expenses Table.

Response. Footnote has been added.

Comment 4. Include language regarding the use of contractual expense caps in the Examples table.

Response. Language regarding the use of contractual expense caps in the Examples has been added.

Comment 5. Compare the Acquired and the Acquiring Funds’ portfolio turnover rates in description of Portfolio Turnover in section titled “Certain Investment Strategies and Related Risks of the Funds”.

Response. The information has been added.

Comment 6. Add footnote to Statement of Operations table in SAI in regards to pro forma adjustments of management and advisory fees.

Response. Footnote has been added.

Comment 7. Please explain why Mortgage Fund shows total management fees of .52% under section titled “Fees paid to Principal” in the prospectus when total management fees for the fund equals 0.50%.

Response. The prospectus properly reflects 0.50% as the fee paid by the Fund to Principal
Management Corporation. The Bond & Mortgage Securities Fund, a separate series of Principal
Funds, Inc., has a management fee of 0.52%.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.